                                                   OMB Number: 3235-0287
                                                   Expires: December 31, 2001
                                                   Estimated average burden
------                                             hours per response....... 0.5
FORM 4
------

                                 U.S. SECURITIES AND EXCHANGE COMMISSION
                                          WASHINGTON, DC 20549

                               STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
/ / Check box if no
    longer subject to         Filed pursuant to Section 16(a) of the Securities
    Section 16. Form 4            Exchange Act of 1934, Section 17(a) of the
    or Form 5 obligations         Public Utility Holding Company Act of 1935
    may continue. See              or Section 30(f) of the Investment Company
    Instruction 1(b).                           Act of 1940

------------------------------------------------------------------------------------------------------------------------------------
 1. Name and Address of Reporting Person*      2. Issuer Name and Ticker or Trading Symbol   6. Relationship of Reporting Person to
  bmp Mobility AG Ventire Capital                Semiconductor Laser Int'l Corp. (SLIC)         Issuer (Check all applicable)
-------------------------------------------    --------------------------------------------         Director       X 10% Owner
  (Last)          (First)          (Middle)    3. IRS or Social Security  4. Statement for      ----              ---
                                                  Number of Reporting        Month/Year             Officer (give    Other (Specify
      Charlottenstrasse 16                        Person (Voluntary)        June 1999           ----        title ---       below)
---------------------------------------------                             -------------------               below)
                 (Street)                        --------------------    5. If Amendment,        __________________________________
     10117 Berlin Germany                                                   Date of Original  7. Individual or Joint/Group Filing
---------------------------------------------                               (Month/Year)          (Check Applicable Line)
(City)          (State)             (Zip)                                                     X  Form filed by One Reporting Person
                                                                            ------------         Form filed by more than one
                                                                                              __ Reporting Person
------------------------------------------------------------------------------------------------------------------------------------
                         TABLE 1 -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
------------------------------------------------------------------------------------------------------------------------------------
 1. Title of Security           2. Trans-   3. Transac-  4. Securities Acquired (A)  5.  Amount of Se-    6. Owner-      7. Nature
  (Instr. 3)                       action      tion         or Disposed of (D)           curities Benefi-    ship           of In-
                                   Date        Code         (Instr. 3, 4 and 5)          cially Owned at     Form:          direct
                                               (Instr. 8)                                End of Month        Direct         Benefi-
                                  (Month/                                                (Instr. 3 and 4)    (D) or         cial
                                   Day/   ---------------------------------------                            Indirect       Owner-
                                   Year)  Code    V      Amount   (A) or    Price                            (I)            ship
                                                                  (D)                                        (Instr. 4)     (Instr.
                                                                                                                            4)

------------------------------------------------------------------------------------------------------------------------------------
Common Stock                                                                               2,367,650            (D)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
*If the Form is filed by more than one Reporting Person, see Instruction 4(b)(v).
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                   (Over)

                                                (Print or Type Responses)                               (Bulletin No. 177, 10-15-97)



FORM 4 (CONTINUED)        TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                  (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

------------------------------------------------------------------------------------------------------------------------------------
1. Title of Derivative    2. Conver-   3. Trans-  4. Trans-   5. Number of     6. Date Exer-   7. Title and Amount   8. Price
   Security                  sion or      action     action      Derivative       cisable and     of Underlying         of
   (Instr. 3)                Exercise     Date       Code        Securities Ac-   Expiration      Securities            Deriv-
                             Price of     (Month/    (Instr. 8)  quired (A) or    Date            (Instr. 3 and 4)      ative
                             Deriv-       Day/                   Disposed of (D)  (Month/Day/                           Secur-
                             ative        Year)                  (Instr. 3, 4,    Year)                                 ity
                             Security                            and 5)                                                 (Instr. 5)
                                                                               -----------------------------------
                                                                               Date    Expira-            Amount or
                                                    -------------------------- Exer-   tion       Title   Number of
                                                    Code  V     (A)     (D)    cisable Date               Shares
------------------------------------------------------------------------------------------------------------------------------------
Series B Convertible         1-for-5      4/29/99    P          192,500        None              Common    962,500        $2
Preferred Stock                (1)                                             (1)                Stock      (1)
------------------------------------------------------------------------------------------------------------------------------------
Series B Convertible         1-for-5      5/28/99    P          232,500        None              Common  1,162,500        $2
Preferred Stock                (1)                                             (1)                Stock     (1)
------------------------------------------------------------------------------------------------------------------------------------
Series B Convertible         1-for-5      6/26/99    P          225,000        None              Common  1,125,000        $2
Preferred Stock                (1)                                             (1)                Stock     (1)
------------------------------------------------------------------------------------------------------------------------------------
Series B Convertible         1-for-5       same     P           350,000        None              Common  1,750,000        $2(2)
Preferred Stock                (1)                                             (1)                Stock     (1)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                                                                                     Common
Purchase Warrants            $.50          same    J(2)         500,000        Immed.    6/26/04 Stock     500,000         (2)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
1. Title of Derivative       9. Number of           10. Ownership               11. Nature of
   Security                     Derivative              Form of                     Indirect
   (Instr. 3)                   Securities              Derivative                  Beneficial
                                Beneficially            Security:                   Ownership
                                Owned at End            Direct (D)                  (Instr. 4)
                                of Month                or Indirect (I)
                                (Instr. 4)              (Instr. 4)

-------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------
                                1,000,000                 (D)
-------------------------------------------------------------------------------------------------------
                                  500,000                 (D)
-------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------
Explanation of Responses:
(1) The Series B Convertible Preferred Stock is not convertible so long as it is owned by the Reporting Person or any affiliate of the Reporting Person. See also Schedule 13D Amendments filed 4/29/99, 5/28/99 and 6/26/99.
(2) The Common Stock Purchase Warrants were issued to the Reporting Person as part of its purchase of the 350,000 shares of Series B
Convertible Preferred Stock, and without separately alloctaed consideration. See also Schedule 13D Amendment #3 filed 6/26/99.

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.    /s/ Oliver Borrmann             8/10/99
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                                                    ------------------------------- -------
                                                                                           **Signature of Reporting Person    Date


Note. File three copies of this Form, one of which must be manually signed.                                               Page 2
  If space provided is insufficient, see Instruction 6 for procedure.                                   (Bulletin No. 177, 10-15-97)
